4

                                                                    Exhibit  17


                                  APRIL 1, 2002

Board of Directors The Amanda Company.(B. Bonar, S. Fryer, T. Morgan) Mr. David Lieberman, CFO.
Mr.  Michael  Berg,  Auditor
Mr.  Owen  Naccarato,  Legal  Counsel.

Dear  Gentlemen:
These are the options that I would ask you to consider in your decision making of my continuing employment or separation from The Amanda Company.
1)     Dismissal  without  cause  of  the  Chairman,  President  and  CEO.
2) Settlement with Chairman, President and CEO honoring employment letters and holding Chairman, President and CEO harmless for errors and omissions, and other liabilities, inclusive of shareholder suits, for actions committed prior and during the merger proceedings.
3)     Continuation  as President and CEO of The Amanda Company with conditions.
4) One hundred and eighty day consulting agreement with a $5,000 retainer, health benefits and $1000 per day.
5) On-call consulting agreement with a $10,000 retainer and a $2,000 per day.
Employment  letters.
I  have  spent  over  a  year  working  for  The Automatic Answer and The Amanda
Company.
The first letter of employment was by The Automatic Answer and the latest from The Amanda Company including compensation approved by the Board of Directors.
 The last letter assigns 20,000,000 options vesting over a 18th month period in equal quarters, and 20,000,000 shares vesting over a one-year period in equal amounts quarterly. These to be adjusted at the same ratio as the original tAA shareholders per the PEN-tAA merger agreement.
A partial bonus to be calculated at EBITDA based upon the first half of the year and three weeks of vacation time per year are to be paid. Options 1, 2, 4 and 5 are straightforward and easy to implement. Option 3 requires some conditions to be agreed by the Board of Directors before proceeding. The basic intent of the conditions is to cure the "errors and omissions" of the merger under the assumption that there was no intent to commit foul play.
A) Inaccuracies in the reporting of assets and liabilities by tAA. a1. Inclusion of equipment sold and leased back as an asset.($ 180K) a2. Inclusion of equipment bought by employee and not reimbursed to employee as part of the equipment sold and leased back ($ 10K) a3. Failure to disclose Dialogic's Voice-Brick units as returned goods failing in the field and included in the inventory valuation at full price and as new. ($ 75K).
a4. Failure to report RMA backlog as a liability. ($40K) a5. Pen's oversight of ex-CFO liability. ($ 65K)
This represents an asset reduction of around $240K to the representations of tAA during the merger. Potential grounds for Pen Interconnect shareholders suit. Distribution of tAA shares at $10 million valuation.
This is the most annoying and potentially most damaging transaction if approved in its original version and other subsequent calculations by the EM and BOD. The tAA BOD minutes do not support the issuance of warrants. The conversion of options and warrants into shares does not have an audit trail nor the necessary accounting entries and issuance of 1099 Tax forms when required. This is applicable for years 2000 and 2001.





Remedy
The Board of Directors has the ability to correct all errors and omissions without affecting the merger. Before the distribution of shares to the former tAA shareholders is done, and without affecting the tAA valuation per merger contract of $10 million, the "error and omissions" made can be corrected. Deduct from the shares to be issued to tAA, the equivalent value of shares to cover the "errors and omissions" calculated and give those back to The Amanda Company. This will reflect fairness to the Pen shareholders and consistency with the valuation of tAA. Eliminate any transaction that can be defined as self-dealing in the distribution of shares to the tAA shareholders. Have EM, legal counsel and auditor prepare and approve the distribution prior to approval by BOD. The Amanda Company as an on-going concern.
Approval by the BOD to the EM to cancel all consultant agreements retroactive to the date of the merger. Elimination of interest accrued by Pen's Debenture holders for transactions made prior to the original tentative date of transaction April 1, 2001. These two actions can help regain and improve a positive trend in the recovery of The Amanda Company and make a difference in our next quarterly results. The Amanda Company cannot support itself as an on-going business with the present product line and the service to the debt to former tAA and Pen Interconnect and its cash flow needs. An effort to convert all debt to stock and the necessary funding to accelerate the new initiatives and integrated products need to be executed to avoid Chapter 11 re-organization which is the natural next step under present conditions.

Finally, I want to thank Mr. Brian Bonar, Mr. Steve Fryer, Mr. Tim Morgan, and Mr. David Lieberman for their continued support as Members of the BOD and/or the EM. I will also stated that I have no desire to be associated with The Amanda Company should Mr. David Woo remain a member of the BOD. Looking forward to your resolution.

Respectfully,


Jose  M.  Candia
Chairman,  President  and  CEO
The  Amanda  Company